

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
AllianceBernstein Investments, Inc.

We have reviewed AllianceBernstein Investments, Inc.'s assertions, included in the accompanying AllianceBernstein Investments, Inc.'s Exemption Report, in which: (1) for the period January 1, 2017 to September 30, 2017 the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and for the period October 1, 2017 to December 31, 2017 the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2018

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us